Matthew J. Gardella

+1 617 239 0789
fax +1 866 955 8776
mgardella@edwardswildman.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***].”

VIA EDGAR AND FEDERAL EXPRESS

July 9, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Michael Rosenthall
Dana Hartz
Mark Brunhofer

Re:	Stemline Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-180515
Initially Filed April 2, 2012
Amendment No. 1 filed May 21, 2012
Amendment No. 2 filed June 19, 2012

Ladies and Gentlemen:

On behalf of Stemline Therapeutics, Inc. (the “Company”), set forth below are responses to the comments provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 2, 2012 (the “Letter”).  The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter.  Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement on Form S-1 (the “Registration Statement”).  All information in this letter has been provided to us by the Company for submission to you and is presented before giving effect to a

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forward split that the Company plans to implement prior to effectiveness of the Registration Statement.

In addition, the Company would like to supplementally update the Staff on a confidential basis regarding the estimated mid-point of the price range for the offering.  Due to developing market conditions after the Company’s letter to the Staff dated June 22, 2012 and further discussions with the underwriters regarding potential valuations of the Company, the Company currently estimates that mid-point of the price range will be [***] per share (before giving effect to a forward stock split).  The actual price range to be included in a subsequent amendment to the Registration Statement, which the Company expects to file later in July, has not yet been determined and remains, in all respects, subject to adjustment based on factors outside of the Company’s control.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Significant Factors, Assumptions, and Methodologies Used in Estimating Fair Value of Common Stock, page 60

1.               We acknowledge your correspondence dated June 22, 2012 which discusses the mid-point of your proposed price range for the offering.  Please revise your proposed disclosure to be added to page 63 to address the following comments:

•                  Please clarify how each of the identified milestones achieved is demonstrative of an increase in enterprise, and therefore, stock value.  In this regard, for example, in the first bullet the mere confirmation of an understanding with FDA on the conduct of your development program does not appear to increase value absent the previous uncertainty regarding whether additional trials or steps would need to be included in the program.  Also, in the third bullet, the presentation of information at a conference would not appear to increase value in a privately held company.  Please clarify whether the presented information was known at March 9, 2012.

•                  Please discuss separately the factors attributing to the increase in value through your May 24, 2012 GAAP measurement date for option grants and from that date through your IPO date.

•                  Please disclose and discuss separately the probability assigned to completing your IPO from March 9, 2012 to May 24, 2012 and your IPO date.

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Response:                                       In response to the Staff’s comment, please see Appendix A to this letter.  Appendix A is an excerpt from the Registration Statement containing the “Stock-Based Compensation” section of the Company’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, with the Company’s proposed revisions to address the Staff’s comments (see marked text therein).  As you will see, the Company has incorporated into its proposed disclosure many of the details regarding the valuation factors that were supplementally provided to the Staff in the letter dated June 22, 2012.

The Company further supplementally informs the Staff that the Company was not aware of the SL-701 clinical results presented at the Annual Meeting of the American Association for Cancer Research (AACR) until the date (April 2, 2012) that such results were presented by the investigator-sponsored researcher Dr. Ian Pollack from the University of Pittsburgh. Accordingly, these results were not known to the Company until after the March 9, 2012 valuation by the board of directors.  As such, the Company respectfully believes that the date of presentation is the correct event impacting valuation, and has added disclosure in Appendix A to clarify that point.

Notes to Unaudited Financial Statements

Note 9:  Subsequent Events, page F-41

2.               Please revise your disclosure about your June 15, 2012 Assignment Agreement with Dr. Bergstein to disclose, here and in MD&A, your anticipated accounting for the transaction and provide the additional details as requested below.  Separately reference for us the authoritative literature you rely upon to support your anticipated accounting.

•                  Please clarify what portion of the consideration to be conveyed will be paid in cash versus common stock and how the form of payment will be decided consistent with your disclosure on page 138.

•                  Please clarify how you intend to account for the patent rights and related technology.  Clarify whether you intend to record intangible assets or a charge for in-process research and development.  Separately tell us whether any of the related technologies are not patented technologies.  If you intend to capitalize intangible assets, separately tell us how they have alternative future uses in research and development or otherwise, as stipulated in ASC 730-10-25-2c.

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•                  Please clarify how you intend to account for the common stock to be issued.  In your response, separately tell us whether and how the fact that Dr. Bergstein appears to be a controlling shareholder at the time of the Assignment Agreement impacts your accounting.

•                  Please clarify whether there are any vesting or rescission/refund provisions in the agreement.

•                  Please tell us separately your consideration for including the impact of this transaction in your capitalization and dilution disclosures.

Response:                                       In response to the Staff’s first bullet point, please see Appendices B and C to this letter.  Appendix B is an excerpt from the Registration Statement containing Note 9 (Subsequent Events) to the Company’s unaudited financial statements for the period ended March 31, 2012, with the Company’s proposed revisions to address the Staff’s comments regarding the Assignment Agreement between the Company and Dr. Bergstein (see marked text therein).  Appendix C is an excerpt from the Registration Statement containing the “Contractual Obligations and Commitments” table within the Company’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” with the Company’s proposed revisions to address the Staff’s comments regarding the Assignment Agreement (see marked text therein).

In response to the Staff’s second bullet point, the Company supplementally advises the Staff that in determining the proper accounting for the Assignment Agreement, the Company’s management reviewed the authoritative accounting literature from ASC 730, Research and Development, and ASC 805, Business Combinations.  Management reviewed the patent rights and technology assigned pursuant to the agreement, which is comprised of patents, pending patents and unpatented technology related to any patent or patent application and specified unpatented technology, and has determined that none of the assets which the Company will acquire pursuant to the Assignment Agreement have alternative future uses, nor have they reached a stage of technological feasibility.  The Company plans to account for the assignment transaction as an asset acquisition because it did not acquire any processes or activities in addition to the rights and technology.  The Company will record the entire purchase price to acquired in-process research and development expense.  Additionally, the Company supplementally

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informs the Staff that the Assignment Agreement covers specified patents and patent applications, and any related technologies and know-how with respect to the foregoing.  Accordingly, in addition to the intellectual property that is subject to an issued or pending patent, the Assignment Agreement covers intellectual property that is not the subject of any issued or pending  patent.

In response to the Staff’s third bullet point, the Company supplementally advises the Staff that it does not anticipate that Dr. Bergstein will be a controlling stockholder of the Company following the consummation of the Company’s initial public offering.  The Company expects the shares of common stock issued in its initial public offering to dilute Dr. Bergstein’s ownership position well below 50% of the total shares outstanding.  As such, the Company does not anticipate Dr. Bergstein’s ownership of the Company’s common stock will have an impact on its accounting.

In response to the Staff’s fourth bullet point, the Company supplementally advises the Staff that there are no vesting or rescission or refund provisions in the Assignment Agreement.

In response to the Staff’s fifth bullet point, the Company supplementally advises the Staff that it has considered the effect on its capitalization and dilution disclosures of the issuance, if any, of shares of its common stock to Dr. Bergstein pursuant to the Assignment Agreement.  Such disclosure does not reflect the issuance of any such shares because the Company cannot yet determine how many shares, if any, will be issued.  In response to the Staff’s comment, the Company intends to revise the “Capitalization” and “Dilution” sections of the Registration Statement to include in each section a footnote stating that the disclosure in such section excludes the effect of the issuance of shares to Dr. Bergstein pursuant to the Assignment Agreement.  Appendix D to this letter is the “Capitalization” section of the Registration Statement with the Company’s proposed revisions thereto to address the Staff’s comments (see marked text therein).  Appendix E to this letter is the “Dilution” section of the Registration Statement with the Company’s proposed revisions thereto to address the Staff’s comments (see marked text therein).

* * *

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Please direct your questions or comments regarding this letter to the undersigned at (617) 239-0789 or to James Barrett at (617) 239-0385.  Thank you for your assistance.

Respectfully submitted,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:	Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue, 6th Floor
New York, NY 10022

Ivan Blumenthal, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017

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Appendix A

Stock-Based Compensation

In accordance with ASC 718, Stock Compensation, we account for stock options issued to employees using a fair-value-based method, under which we measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award. The resulting cost is recognized for the awards expected to vest over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

In accordance with ASC 505-50, Equity-Based Payments to Non-Employees, we account for stock options issued to non-employees on a fair-value-based method as well; however, the fair value of the options granted to non-employees is remeasured each reporting period until the service is complete, and the resulting increase or decrease in value, if any, is recognized as income or loss during the period the related services are rendered.

The fair value of the stock options issued to employees and non-employees was estimated at each grant date using the Black-Scholes option-pricing model. One of the inputs to this model is the estimate of the fair value of the underlying common stock on the date of grant. The other inputs include an estimate of the expected volatility of the stock price, an option’s expected term, the risk-free interest rate over the option’s expected term, the option’s exercise price, and our expectations regarding dividends.   Stock-based compensation expense includes stock options granted to employees and non-employees and has been reported in our statements of operations as follows:

	Year Ended December 31,			Three Months ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)	(unaudited)
Research and development	$47,673	$50,311	$79,955	$4,593	$24,234
General and administrative	23,504	30,224	28,450	28,301	9,050
Total	$71,177	$80,535	$108,405	$32,894	$33,284

We do not have a history of market prices for our common stock because our stock is not publicly traded. We utilized the observable data for a group of public peer companies that grant options with substantially similar terms to assist in developing our volatility assumption. We derived our expected term assumption based on the simplified method, if applicable, which results in an expected term based on the midpoint between the vesting date and the contractual term of an option. The simplified method was chosen because we have limited historical option exercise experience because our Company was privately held. The expected term for options issued to non-employees was determined based on the contractual term of the awards. The weighted-average risk-free interest rate was based on a zero coupon U.S. Treasury instrument whose term was consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield was assumed to be zero.

A summary of the significant assumptions used to estimate the fair value of employee and non-employee equity awards for the years ended December 31, 2009, December 31, 2010 and December 31, 2011 and the three months ended, March 31, 2011 and March 31, 2012 is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)	(unaudited)
Expected term	6.20	6.02	6.26	6.02	6.25
Risk-free interest rate	2.45%	2.78%	2.66%	2.78%	1.15%
Volatility	76.0%	74.5%	72.9%	74.5%	74.4%
Dividend yield	0%	0%	0%	0%	0%

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If factors change and we employ different assumptions, stock-based compensation cost on future awards may differ significantly from what we have recorded in the past. Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. Future stock-based compensation cost and unrecognized stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions. If there are any modifications of the underlying unvested securities, we may be required to accelerate any remaining unearned stock-based compensation cost or incur incremental cost. Stock-based compensation cost affects our research and development, and selling, general, and administrative expenses.

Assuming a fair value of our common stock of $5.97 at March 31, 2012, the aggregate intrinsic value of the vested and unvested options to purchase shares of our common stock outstanding as of March 31, 2012 was $1.2 million.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. Changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, because the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments during 2011 and 2010 was insignificant.

Significant Factors, Assumptions, and Methodologies Used in Estimating Fair Value of Common Stock

On March 26, 2009 our board of directors engaged in a review of the Company’s valuation. The board of directors considered the status of the Company’s product pipeline, the Company’s StemScreen® platform for identifying novel compounds that target and kill CSCs, the asset value of the Company (comprised of intellectual property rights and current cash on hand), the present value of future cash flows of the Company as a clinical and development stage company, the Company’s capital structure ~~(including the repurchase during 2010 of all of its outstanding preferred stock and the removal of the corresponding liquidation preference)~~, and the Company’s acquisition potential. The board of directors also considered additional factors, including the Company’s existing licensing and research agreements, intellectual property, funding prospects, the funding prospects and valuations of similar companies, the ability of the management team and the Company’s access to financing. Based on the foregoing review, the board of directors determined that the per share value of the Company’s common stock was equal to $4.00 on March 26, 2009.

We also performed a valuation to estimate the fair value of our common stock for the options granted during the 12-month period ended December 31, 2011 and the three-month period ended March 31, 2012. The per share exercise price, fair value of underlying shares and fair value of the option awards as of the respective dates of valuation are as follows:

Approval Date(1)	GAAP Measurement Date(2)	Number of Shares	Exercise price per share	Fair Value of Underlying Share of Common Stock		GAAP Measurement Amount ($)
March 8, 2011	March 8, 2011	124,000	$5.27		$5.61		$3.81
February 29, 2012	May 24, 2012	62,092	$5.97	$	[***]	$	[***]
March 5, 2012	May 24, 2012	45,276	$5.97	$	[***]	$	[***]
March 9, 2012	March 9, 2012	100,000	$5.97		$5.97		$3.96
March 9, 2012	May 24, 2012	136,750	$5.97	$	[***]	$	[***]

(1) The Approval Date is the date on which the board of directors authorized for issuance an option grant.

(2) The GAAP Measurement Date is the first date at which the key terms and conditions of the awards were communicated to the recipient. The GAAP Measurement Date occurs subsequent to the Approval Date due to timing of the notification of the award’s approval by the board of directors to the recipient of the award.

The exercise prices for options granted were set by our board of directors, the members of which have extensive experience in the life sciences industry, based on the group’s determination of the fair market value of our common

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stock at the time of the grants. The board of directors considered the status of the Company’s product pipeline and the progress since the last valuation date, the Company’s StemScreen® platform for identifying novel compounds that target and kill CSCs, the asset value of the Company (comprised of intellectual property rights and current cash on hand, which was less than the previous valuation), the present value of future cash flows of the Company as a clinical and development stage company, the Company’s capital structure (including the repurchase during 2010 of all of its outstanding preferred stock and the removal of the corresponding liquidation preference), the valuation of comparable companies and the Company’s acquisition potential. The board of directors also considered additional factors, including the Company’s existing licensing and research agreements, intellectual property, funding prospects, the funding prospects and valuations of similar companies, the growth prospects of the biopharmaceutical industry in general and oncology companies focused on CSC targets specifically, expected regulatory and commercial hurdles to commercializing or licensing the Company’s clinical candidates, the ability of the management team and the Company’s access to financing. Based on the foregoing review, the board of directors determined that the fair market value of the common stock underlying options to purchase 124,000 shares granted on March 8, 2011 was determined to be $5.27 per share at the time of grant.

However, in connection with the preparation of the financial statements for a public offering, we performed a retrospective determination of fair value for ~~financial reporting~~accounting purposes of our common stock underlying stock options utilizing a combination of valuation methods described in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, using a more sophisticated method to determine fair market value.

Determining the fair value of the common stock of a private enterprise requires complex and subjective judgments. Our retrospective estimate of enterprise value at March 31, 2010, March 31, 2011 and January 30, 2012 used results from both the income approach and the market approach.

Under the income approach, our enterprise value was based on the present value of our forecasted operating results. Our revenue forecasts were based on our estimates of expected annual growth rates following the anticipated commercial launch of our lead product candidates SL-401 and SL-701. Estimated operating expenses were based on our internal assumptions, including continuing research, development activities for SL-401 and SL-701 and other clinical and preclinical product candidates and our platform technology, and preparation and ongoing support for the commercialization of our lead product candidates. The assumptions underlying the estimates are consistent with our business plan. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which were approximately 25%.

Under the market approach, our estimated enterprise value was developed based on a comparison of pre-money initial public offering, or IPO, values of recent biotechnology and emerging pharmaceutical companies at a similar stage of development to ours.

Once our enterprise value was established, the enterprise value was allocated to the different classes of equity instruments. Our board of directors engaged in a retrospective review during which we used the probability weighted expected returns, or PWER, method to allocate our enterprise value to our common stock. Under the PWER method, the value of common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. In our retrospective review, the future outcomes included three scenarios: (i) we become a public company, (ii) we merge with or are acquired by another company, and (iii) we sell our intellectual property and other assets. We used a low probability assumption for an IPO when valuing our 2011 grants, and this percentage was expected to increase over time as we continue to have discussions with our investment bankers and ~~continue to increase as we prepared~~prepare for an IPO. An increase in the probability assessment for an IPO increases the value ascribed to our common stock while a decrease in that probability has the opposite effect on the value ascribed to our common stock.

Estimated future and present values for the common stock were calculated using assumptions including:

• our expected pre-IPO valuation;

• a risk-adjusted discount rate associated with the IPO scenario;

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• the liquidation preferences of our redeemable convertible preferred stock;

• the appropriate discount for lack of marketability assuming we remain a private company;

•  the expected probability of completing an IPO versus remaining a private company or completing a   merger or acquisition; and

• the estimated timing of a potential IPO.

The retrospective fair value of our common stock on March 31, 2010 was determined based on the following factors: the outlook of the oncology market at such time and the likelihood of completing an IPO or merger or sale transaction, offset by general market conditions. Relying primarily on the PWER method, the retrospective fair value of our common stock on March 31, 2010 was determined to be $5.34 per share. The additional stock-based compensation recognized resulting from the 2010 retrospective valuation was approximately $13,453.

The retrospective fair values of our common stock increased throughout 2010 and into 2011. The increases in the fair value of the common stock took into account changes in the following factors: the improved outlook in the oncology market in general and oncology companies focused on CSC targets specifically, the advancement of our product candidates, the increased likelihood of completing an IPO or merger or sale transaction and the improvement in general market conditions. Relying primarily on the PWER method, the retrospective fair value of our common stock on March 31, 2011 was determined to be $5.61 per share. The additional stock-based compensation recognized resulting from the 2011 retrospective valuation was approximately $12,036.

The fair value of our common stock was estimated again as of January 30, 2012. The fair value of the common stock on that date took into account changes in the following factors:

•  the presentation of SL-401 data at the annual American Society of Hematology (ASH) conference;

• the presentation of SL-701 data at the American Society for Clinical Oncology (ASCO) conference;

• the improvement of general market conditions, which increased the probability of an IPO; and

• the advancement of discussions with investment bankers and the drafting of a prospectus for an IPO.

Based on the foregoing factors, and relying primarily on the PWER method, the fair value of our common stock on January 30, 2012 was determined to be $5.97 per share.

On February 29, 2012, March 5, 2012 and March 9, 2012 we approved for issuance equity awards with an exercise price of $5.97 per share, which our board of directors determined to be equal to the fair market value of our common stock on the approval date.   (As described in the table above and in further detail below, the GAAP measurement date for ~~each of these~~certain equity awards ~~occurs~~approved on March 9, 2012 is later than the award’s approval date due to timing of the notification of the award’s approval by the board of directors to the recipient of the award). ~~The GAAP measurement date is the first date at which the key terms and conditions of the award were communicated to the recipient.~~

At the time these awards were authorized to be granted, there remained substantial uncertainty regarding the regulatory pathway for our product candidates and the likelihood of a successful initial public offering. Specifically, at the time these awards were authorized to be granted no significant events had occurred regarding our product candidates or prospects of completing a successful initial public offering to impact the ~~retrospective~~contemporaneous valuation that had been set as of January 30, 2012. In addition, at the time these awards were authorized, our underwriters had not yet communicated to us the proposed price range for this initial public offering. Based on these and other factors, including concern over whether the public equity markets would be receptive to pre-commercial biotechnology companies such as ours, and in light of the challenges that similarly situated companies have experienced in recent months in completing their own proposed initial public offerings, our board of directors determined that the fair market value of our common stock at the time these awards were authorized to be granted was equal to $5.97 per share.

On February 29, 2012, March 5, 2012 and March 9, 2012, our board of directors approved for issuance a total of 344,118 option grants.  We, however, did not timely notify all recipients of these option grants.  Specifically, we concluded that, among these awards 244,118 awards were not sufficiently communicated to

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the recipients to constitute a measurement date for accounting purposes until May 24, 2012. For accounting purposes, based on a retrospective assessment for the equity awards measured as of May 24, 2012, considering the achievement of certain milestones noted below, we expect to apply a fair value of $[  ] per share, which is approximately 90% of the mid-point of the range, and to incorporate the fair value calculated in this retrospective assessment into the Black-Scholes option pricing model when calculating the stock-based compensation expense. Of the remaining awards, we accounted for a 50,000 share service-based award issued to our Chief Executive Officer on March 9, 2012 in our financial statements for the quarter ended March 31, 2012, because there was a mutual understanding of the terms of this award on March 9, 2012 and the measurement date was determined to be March 9, 2012. We also determined there was a measurement date of March 9, 2012 for a 50,000 share performance-based award issued to our Chief Executive Officer, because there was a mutual understanding of the terms of this award on March 9, 2012. For accounting purposes, we will record the stock based compensation for the remaining 244,118 share awards over the vesting period.

The following developments increased the value of our common stock in the periods indicated below.

Between March 9 and May 24, 2012

Regulatory Development.  On March 26, 2012, certain of our senior representatives, including our Chief Executive Officer and Chief Medical Officer, met with FDA representatives to discuss our clinical development plans for SL-401, including the details of the proposed randomized Phase 2b clinical trial.  As is customary, the minutes of the FDA meeting were made available to us and our advisors following the meeting.  We and our advisors regarded the outcome of the FDA meeting as consistent with our envisioned clinical development plan for SL-401 and overall expectations.  Importantly, the FDA did not require us to conduct any clinical testing prior to the initiation of our proposed randomized Phase 2b clinical trial, potentially saving us significant capital and avoiding significant delays.  As such, the results of the FDA meeting alleviated a significant threshold risk that the FDA would have a fundamentally different view than us of the proposed clinical development plan for SL-401, which might have made the development of SL-401 infeasible or more expensive and/or time-consuming than we had envisioned.

Intellectual Property Developments.  Two significant intellectual property developments occurred with respect to SL-701.  First, on March 21, 2012, we entered into a license agreement with the University of Pittsburgh that grants us the right to use, and reference for regulatory applications, clinical data, information and know-how generated by the University in its prior clinical trials of SL-701.  Without this license, we would not have had the right to use these data in our own IND with the FDA.  Second, on March 30, 2012, we entered into a license agreement with the University that grants us the right to practice patents claiming the use of EphA2 epitopes, one of the two primary active agents in SL-701. Without this license, we would not have the freedom to pursue the development and commercialization of SL-701 absent a potential infringement claim.  Both of these developments significantly improved the value of the SL-701 program.  Please refer to “Business — License and Research Agreements” for a more detailed discussion of our license agreements with the University of Pittsburgh.

Clinical, Operational and Infrastructure Developments.  Several clinical, operational and infrastructure developments occurred that further increased our readiness for the late-stage clinical development of our product candidates and commercialization.

•                  Additional clinical trial results for SL-701 were released by the investigator-sponsored researcher in April 2012.  Such results were presented at the Annual Meeting of the American Association for Cancer Research (AACR).  These results were positive and reinforcing of previous results.  The two clinical trials involving SL-701, administered to both adults and children with advanced brain cancer, were selected for late-breaking presentations at the AACR.  The research team presenting the results concluded that SL-701 demonstrated both immunological and clinical activity in children with malignant glioma, and was well tolerated and demonstrated immune responses in adult patients with low-grade glioma.

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•                  We selected a contract manufacturing organization to initiate process development, optimization and scale-up of SL-401 drug supply for late-stage clinical trials and commercialization.

Preparations for Initial Public Offering.  We took preparatory steps to conduct this offering, including filing the registration statement of which this prospectus forms a part with the SEC on April 2, 2012 and an amendment thereto on May 21, 2012.  We also added three members to our board of directors

Between May 24, 2012 and [                            ]

Intellectual Property Developments.  On June 15, 2012, we entered into an assignment agreement with Dr. Bergstein, our Chairman, Chief Executive Officer and President, with respect to intellectual property that is significant to us.  Pursuant to this agreement, upon the effectiveness of the registration statement of which this prospectus forms a part, Dr. Bergstein will transfer to us multiple therapeutic and diagnostic issued patents, pending patent applications and related know-how and technology in exchange for cash or a combination of cash and shares of our common stock.  At such time, our current license arrangement with Dr. Bergstein will terminate.  Please refer to “Transactions with Related Persons — Assignment Agreement and License Agreement with Our Chief Executive Officer” for a more detailed discussion of our assignment agreement with Dr. Bergstein.  The foregoing development significantly strengthened our rights with respect to important intellectual property covering CSC-based therapeutics and diagnostics.

Capital Markets Developments.  The field of CSCs is a new area of cancer biology with the potential to fundamentally alter the approach to oncology drug development.  Because we are a leader in this new area, our value is highly influenced by market perception of CSCs’ potential and the value the market places on companies pursuing CSC-directed oncology therapeutics.  Two significant public market developments occurring after May 24, 2012 are indicative of the current market perception of CSC-focused companies and have indirectly increased the value of our common stock:  The post-initial public offering performance of Verastem, Inc. and the filing for initial public offering by OncoMed Pharmaceuticals, Inc. in May 2012.

Continuing Preparations for Initial Public Offering.  We (i) adopted corporate governance committees, charters, policies and practices consistent with public company standards and NASDAQ listing requirements, (ii) on June 19, 2012 filed an amendment to the registration statement of which this prospectus forms a part, (iii) in June 2012 added RBC Capital Markets, LLC as the lead underwriter for this offering and (iv) negotiated an underwriting agreement with the underwriters for this offering.

We derived the implied enterprise value as of the valuation date using the probability-weighted expected return method. Under this method, the value of the common stock is estimated based upon an analysis of future values for our company assuming various investment outcomes, the timing of which is based, in part, on the plans of our board of directors and management. Under this approach, share value is derived based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us. The fair value of our common stock was estimated based on a probability-weighted analysis of the present value of the returns afforded to common stockholders under several future stockholder exit or liquidity event scenarios, either through (1) an initial public offering, or IPO; (2) a trade sale of our company; or (3) dissolution of the company.

In the January 30, 2012 valuation, probability weightings of 30.0%, 25.0% and 45.0% were used for the IPO scenario, a sale/merger scenario and a dissolution scenario, respectively. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our drug development programs, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value, which represented the estimated fair value of our common stock as of January 30, 2012, was $5.97 per share. Management determined that no significant events or other circumstances that had not been taken into consideration in the January 30, 2012 valuation had occurred between January 30, 2012, and March 9, 2012 that would indicate there was a change in the fair value of our common stock during that period.  In light of our successful achievement of the factors identified above, and in light of the proposed

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price range for this offering as communicated to us by our underwriters, in connection with our preparation of this prospectus, we estimated the valuation of our common stock measured as of May 24, 2012 for accounting purposes. We believe that the May 24, 2012 estimate of the fair value of our common stock was appropriate given the significant events that increased enterprise value described above and the increased probability of our successful completion of this offering.

As a result of this assessment of the equity awards measured as of May 24, 2012, we expect to apply, for accounting purposes, a fair value of the shares underlying each award of $[   ] per share, which is equal to 90% of the mid-point of the expected price range of our initial public offering. The ten percent (10%) deduction reflects a discount for lack of marketability of our common stock. We expect to incorporate the fair value calculated in this assessment into the Black-Scholes option pricing model when calculating the stock-based compensation expense. We expect that the total compensation expense for these awards will be approximately $[   ] million, which amount will be recorded over the vesting period for these awards.

On [                        ], 2012, we and our underwriters determined an estimated price range for this offering.  The mid-point of the price range was $[      ] per share.  In comparison, our estimate of the fair value of our common stock was $5.97 per share as of March 9, 2012 and $[                ] per share as of May 24, 2012.  We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters.  Among the factors that were considered in setting this range were existing conditions in the public capital markets and the prospects for our company and the industry in which we operate, as well the factors described above.  Additionally, historically, and we believe it is reasonable to expect that, the completion of an initial public offering increases the value of an issuer’s common stock as a result of the increase in the liquidity and ability to trade such securities in the public market.  The estimated price for this offering necessarily assumed that the initial public offering has occurred and that a public market for our common stock has been created.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, the time to completing an IPO or other liquidity event, and the timing of and probability of successful completion of our clinical trials as well as determinations of the appropriate valuation methods. If we had made different assumptions, our share-based compensation expense could have been significantly different.

We recorded stock-based compensation of $80,535, $108,405, $32,894 and $33,284 during the years ended December 31, 2010 and 2011 and the three months ended March 31, 2011 and 2012, respectively. Included in these amounts was employee stock-based compensation of $59,000, $95,411, $26,204 and $22,415, respectively. In future periods, we expect stock-based compensation to increase, due in part to our existing unrecognized stock-based compensation and as we issue additional stock-based awards to continue to attract and retain employees. As of March 31, 2012 and December 31, 2011 and 2010, we had $1.3 million, $1.1 million and $0.9 million, respectively, of unrecognized stock-based compensation costs related to equity instruments previously granted, which are expected to be recognized over an average period of 1.54 years for 2010, 3.18 years for 2011, and 4.0 years for 2012. Included in the unrecognized stock-based compensation amounts above, there are performance-based equity awards granted to employees that will vest upon the consummation of the initial public offering and will result in the immediate recognition of $1.0 million in compensation expense. Additionally, there are performance-based equity awards granted to non-employees that will vest upon the consummation of this offering and will result in the immediate recognition of $       million in expenses, assuming an offering price of $            .

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances as to any particular valuation for our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

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Appendix B

9. Subsequent Events

The Company evaluated events that occurred subsequent to March 31, 2012 through June 19, 2012, the date the financial statements were available to be issued.

On June 15, 2012, the Company entered into an Assignment Agreement with Dr. Bergstein, the Company’s Chairman, President and Chief Executive Officer and owner of certain proprietary patent rights and related technology.  Effective immediately prior to the registration statement for the Company’s initial public offering being declared effective by the Securities and Exchange Commission, Dr. Bergstein agrees to assign, sell, transfer and convey to the Company all of his right, title and interest in and to these patent rights and related technology.  The Company shall pay Dr. Bergstein an aggregate amount of $2,000,000, in a combination of cash and company stock.  The ~~aggregate amount of payment~~payments will be ~~distributed~~made in ~~three~~ equal ~~annual~~ installments ~~beginning on the first anniversary of the assignment.~~ over a three-year period on each of the first, second and third anniversaries of the agreement’s effective date.  The Company must pay Dr. Bergstein 40% of each installment in cash, and may pay the remaining 60% in shares of common stock of the Company, or a combination of cash and common stock to be determined by the Company.  If the Company elects to settle payment in shares, the Company will value the shares at the date of issuance.  None of the assigned patent rights and related technology has alternative future uses, nor have they reached a stage of technological feasibility.  The Company plans to account for this transaction as an asset acquisition upon a successful initial public offering because it did not acquire any processes or activities in addition to the assigned rights and technology.  The Company will record the entire purchase price to acquired in-process research and development expense.  The agreement does not contain any vesting or rescission/refund provisions.

CONFIDENTIAL TREATMENT REQUESTED BY STEMLINE THERAPEUTICS, INC.

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Appendix C

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2012:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations	$2,176,119	$—	$—	$1,311,250	$864,869
Operating lease obligations	12,246	12,246
License agreements	899,648	207,423	297,025	288,900	106,300
Total	$3,088,013	$219,669	$297,025	$1,600,150	$971,169

(1)                                  Included in the “3 to 5 Years” column is all of the outstanding principal amount, as of March 31, 2012, of our senior convertible note due 2015, which equals $1,250,000 in principal amount plus accrued interest. Upon the consummation of this offering, the holder of the senior convertible note may, at such holder’s election, choose instead to accelerate repayment of such note in full or in part in cash, or may convert such note into shares of our common stock at the initial public offering price. Included in the “More Than 5 Years” column is all of the currently outstanding principal amount of our convertible notes due 2017, which equals approximately $862,000 plus accrued interest. See Note 6 to the financial statements appearing at the end of this prospectus. Upon the consummation of this offering, the convertible notes due 2017 automatically convert into shares of our common stock at 87.5% of the initial public offering price.

(2)                                  We have executed several license agreements, as discussed in Note 10 to the financial statements appearing at the end of this prospectus and in more detail in the section titled “Business — License and Research Agreements.” Other than the payments noted in the table above, milestone and royalty payments associated with licensing have not been included as management cannot reasonably estimate if or when they will occur. These arrangements include the following:

•                  Under a research and license agreement with Scott and White Memorial Hospital for SL-401, we are required to pay royalties on annual sales of licensed products.

•                  Under three separate license agreements with the University of Pittsburgh, we are required to make aggregate development and regulatory milestone payments associated with SL-701 and pay royalties on net sales of licensed products.

•                  Under an exclusive patent and non-exclusive know-how license agreement with the Cambridge University Technical Services Limited, related to our StemScreen® platform technology, we are required to make milestone payments upon specified regulatory events and pay royalties on sales of licensed products.

(3)                                  We have several charges to earnings that are contingent on the successful completion of this offering or are based on performance conditions, such as capital raises, an initial public offering, a change in control or a sale of the company. As such, since it is not known when the performance condition will be achieved, these charges are not included in the table above. These conditions include the following:

•                  the effect of a beneficial conversion charge of approximately $       million that will be recorded upon the conversion of our convertible notes due 2017;

•                  the recording of approximately $      million of stock-based compensation expense associated with 290,000 options with a weighted average exercise price of $      that fully vest upon the consummation of an initial public offering or specified financing; and

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•                  the recording of approximately $1.5 million of compensation expense relating to certain bonuses and salary increases payable upon continued employment and the occurrence of a specified financing, including the consummation of an initial public offering.

(4)                                  Certain contractual payment obligations will extend beyond five years until certain specified milestones are achieved. For purposes of this calculation, we have assumed that these payment obligations have only been made in the sixth year, however these payments would continue each subsequent year until the specified milestones are achieved.

(5)                                 On June 15, 2012, we entered into an assignment agreement with Dr. Bergstein, our Chairman, President and Chief Executive Officer and owner of certain proprietary patent rights and related technology.  Effective immediately prior to the registration statement of which this prospectus forms a part being declared effective, Dr. Bergstein agrees to assign, sell, transfer and convey to us all of his right, title and interest in and to these patent rights and related technology.  We shall pay Dr. Bergstein an aggregate amount of $2,000,000, in a combination of cash and common stock of the Company.  The payments will be made in equal installments over a three-year period on each of the first, second and third anniversaries of the agreement’s effective date.  We must pay Dr. Bergstein 40% of each installment in cash, and may pay the remaining 60% in shares of our common stock, or a combination of cash and common stock to be determined by us.  These amounts have not been included in the table above because the payments are contingent upon a successful initial public offering and we have not yet determined the ultimate amount payable in cash to Dr. Bergstein under the agreement.

None of the assigned patent rights and related technology has alternative future uses, nor have they reached a stage of technological feasibility.  We plan to account for this transaction as an asset acquisition upon a successful initial public offering because we did not acquire any processes or activities in addition to the assigned rights and technology. We will record the entire purchase price to acquired in-process research and development expense. The agreement does not contain any vesting or rescission/refund provisions.

CONFIDENTIAL TREATMENT REQUESTED BY STEMLINE THERAPEUTICS, INC.

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Appendix D

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2012:

•                  on an actual basis;

•                  on a pro forma basis to give effect to:

•                  a            -for-            forward stock split of our common stock to be effected prior to the closing of this offering;

•                  the issuance of                shares of our common stock upon the closing of this offering as a result of the conversion of our senior convertible note due 2015 in the principal amount of $1.25 million that we issued on March 16, 2010, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the conversion occurs on                        , 2012 (the expected closing date of this offering);

•                  the issuance of                shares of our common stock upon the closing of this offering as a result of the automatic conversion and/or cancellation of our convertible notes due 2017 in the aggregate principal amount of $0.9 million that we issued in December 2011 and January 2012, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the conversion occurs on            , 2012 (the expected closing date of this offering); and

•                  charges to earnings that will occur upon the completion of this offering.

•                  on a pro forma as adjusted basis to give further effect to the issuance and sale of                shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Financial Data,” our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

As of March 31, 2012		Pro	Pro Forma as
	Actual	Forma(1)	Adjusted(2)(3)
	(unaudited)
Cash and cash equivalents	$5,465,836	$	$
Long-term liabilities	2,008,069
Common stock, $0.0001 par value, 3,515,000 shares authorized and 1,917,995 shares issued and outstanding, actual; shares authorized shares issued and outstanding, pro forma; and shares authorized and shares issued and outstanding, pro forma as adjusted	191
Additional paid-in capital	4,132,906
Accumulated deficit	(2,064,857)
Total stockholders’ equity	2,068,240
Total capitalization	$1,389,527	$	$

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(1)                                  The pro forma data as of March 31, 2012 presents our cash, cash equivalents, long term debt obligation, total stockholders’ equity, and total capitalization and gives effect to charges to earnings that will occur upon the completion of this offering. The charges to earnings include (a) share-based compensation expense for option awards with performance conditions such as an initial public offering, that will occur upon the completion of this offering based on an assumed initial public offering price of $            per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (b) certain bonuses and salary increases in the amount of approximately $1.5 million contingent and payable upon continued employment and the occurrence of a specified financing, including an initial public offering; and (c) the recording of a beneficial conversion charge associated with the automatic conversion of our convertible notes due 2017.

(2)                                  A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

(3)                                  The pro forma as adjusted data is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The table above does not include:

•                  1,026,498 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2012 at a weighted-average exercise price of $5.01 per share;

•                  195,486 additional shares of our common stock available for future issuance as of March 31, 2012 under our Amended and Restated 2004 Employee, Director and Consultant Stock Plan; and

•                  shares of our common stock issuable pursuant to the assignment agreement with Dr. Bergstein, our Chairman, Chief Executive Officer and President, as the number of shares and price of our common stock to be issued pursuant to the assignment agreement, if any, are not known at the time of this offering.

CONFIDENTIAL TREATMENT REQUESTED BY STEMLINE THERAPEUTICS, INC.

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Appendix E

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this initial public offering.

Our historical net tangible book value as of March 31, 2012 was $111,984, or $0.06 per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value as of March 31, 2012 was $            , or $            per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of our common stock outstanding after giving effect to (i) the assumed conversion of all principal and accrued and unpaid interest on our senior convertible note due 2015 upon the closing of this offering into            shares of our common stock; (ii) the automatic conversion of all principal and accrued and unpaid interest on our convertible notes due 2017, at 87.5% of the initial public offering price, upon the closing of this offering into             shares of our common stock, in each case assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurs on            , 2012 (the expected closing date of this offering), including the effect of the beneficial conversion charge of approximately $         million that will be recorded upon the conversion of such notes; (iii) the recording of approximately $          million of stock-based compensation expense associated with 290,000 options with a weighted average exercise price of $            that fully vest upon the consummation of an initial public offering or specified financing; and (iv) the recording of approximately $1.5 million of compensation expense relating to certain bonuses and salary increases payable upon continued employment and the occurrence of a specified financing, including the consummation of an initial public offering and excluding the impact of the assignment agreement between us and Dr. Bergstein because we do not know the number of shares and price of our common stock that will be issued, if any, as form of payment to Dr. Bergstein pursuant to the agreement.

After giving effect to our issuance and sale of            shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2012 would have been $            , or $            per share. This represents an immediate increase in pro forma net tangible book value per share of $            to existing stockholders and immediate dilution of $            in pro forma net tangible book value per share to new investors purchasing common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis.

Assumed Initial Public Offering Price Per Share		$
Historical Net Tangible Book Value Per Share as of March 31, 2012	$0.06
Increase Attributable to the Conversion of Convertible Notes
Pro Forma Net Tangible Book Value Per Share as of March 31, 2012
Increase in Net Tangible Book Value Per Share Attributable To New Investors
Pro Forma Net Tangible Book Value Per Share After This Offering
Dilution Per Share to New Investors		$

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A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value by approximately $            , our pro forma net tangible book value per share by approximately            and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option or if any additional shares are issued in connection with outstanding options, you will experience further dilution.

The following table summarizes, on a pro forma basis as of March 31, 2012, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased			Total consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share
Existing stockholders			%	$		%	$
New investors
Total		100%			$100%

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $            and increase (decrease) the percentage of total consideration paid by new investors by approximately             %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above is based on shares of our common stock outstanding as of March 31, 2012 and (i)             additional shares of our common stock issuable upon the assumed conversion of all principal and accrued and unpaid interest on our senior convertible note due 2015, upon the closing of this offering, and (ii)             additional shares of our common stock issuable upon the automatic conversion of all principal and accrued and unpaid interest on our convertible notes due 2017, at 87.5% of the initial public offering price, upon the closing of this offering, in each case assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurs on             , 2012 (the expected closing date of this offering).

The table above excludes:

•                  1,026,498 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2012 at a weighted-average exercise price of $5.01 per share;

•                  195,486 additional shares of our common stock available for future issuance as of March 31, 2012 under our Amended and Restated 2004 Employee, Director and Consultant Stock Plan; and

•                  shares of our common stock issuable pursuant to the assignment agreement with Dr. Bergstein, as the number of shares and price of our common stock to be issued pursuant to the assignment agreement, if any, are not known at the time of this offering.

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If the underwriters exercise their over-allotment option in full, the following will occur:

•                  the percentage of shares of our common stock held by existing stockholders will decrease to approximately            % of the total number of shares of our common stock outstanding after this offering; and

•                  the number of shares of our common stock held by new investors will increase to            , or approximately             % of the total number of shares of our common stock outstanding after this offering.

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